UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

FIRST MARINER BANCORP
(Name of Issuer)
Common Stock
(Title of Class of Securities)
320795107
(CUSIP Number)
Daniel G. Schmedlen, Jr.
LTC Global, Inc.
33 North Central Avenue, Suite 317
Medford, Oregon 97501
(800) 362 - 8837
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	320795107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) LTC Global, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC — Working Capital

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		848,597

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		848,597

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	848,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Corporation (CO)

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on April 16, 2010, as amended on May 5, 2010 (the “Schedule 13D”), by and on behalf of LTC Global, Inc. with respect to the Common Stock of First Mariner Bancorp, in order to correct certain typographical errors in the table found at Item 5(c) below. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 2 reports beneficial ownership of the Issuer’s Common Stock as of May 4, 2010.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and supplemented with the following:
(a) As of May 4, 2010, LTC Global, Inc. owns 848,597 shares of the Common Stock of Issuer which constitutes approximately 4.80% of the Common Stock of Issuer, as of April 26, 2010.
(b) As of May 4, 2010, LTC Global, Inc. has sole voting power of 848,597 shares of the Common Stock of Issuer which constitutes approximately 4.80% of the Common Stock of Issuer, as of April 26, 2010.
(c) During the last sixty (60) days, LTC Global, Inc. has engaged in the transactions as specified in the chart below:

Date of	Nature of	Numer of	Average price
Transaction	Transaction	Shares	per Share
4/26/2010	Purchase	1,184,863	1.15
4/27/2010	Sale	112,950	2.30
4/28/2010	Sale	51,009	2.17
4/29/2010	Sale	27,016	1.82
4/30/2010	Sale	16,724	1.68
5/3/2010	Sale	2,500	1.80
5/3/2010	Sale	4,500	1.72
5/4/2010	Sale	121,567	1.48
LTC Global, Inc. acquired 1,184,863 shares of the Issuer’s Common Stock, as reported above, in connection with the Issuer’s public offering.
All of the sale transactions reported above were executed through brokers and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).
(e) On May 4, 2010, LTC Global Inc. ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

SIGNATURE
After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2010 LTC Global, Inc.
By:	/s/ DANIEL G. SCHMEDLEN, JR.
DANIEL G. SCHMEDLEN, JR.
VICE PRESIDENT